Exhibit 21.1
Subsidiaries of the Registrant
Subsidiaries of Maravai LifeSciences Holdings, Inc.
Maravai Topco Holdings, LLC (Delaware)
Subsidiaries of Maravai Topco Holdings, LLC
Maravai Intermediate Holdings, LLC (Delaware)
Subsidiaries of Maravai Intermediate Holdings, LLC
TriLink Biotechnologies, LLC (Delaware)
Glen Research, LLC (Delaware)
Vector Laboratories, Inc. (California)
MockV Solutions, Inc. (Maryland)
Cygnus Technologies, LLC (Delaware)